K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

July 1, 2024

VIA EDGAR

Mr. Raymond Be, Esq.
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Cambria ETF Trust
File Nos. 333-180879 and 811-22704

Dear Mr. Be:

On behalf of our client, Cambria ETF Trust (the “Trust” or “Registrant”), we are responding to Staff comments we received telephonically on May 2, 2024, related to Post-Effective Amendment No. 235 to the Trust’s registration statement on Form N-1A (Amendment No. 237 to the Trust’s registration statement under the Investment Company Act of 1940) (the “Amendment”). The Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 15, 2024, for the purpose of registering shares of the Cambria LargeCap Shareholder Yield ETF (the “Fund”). Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please provide, via correspondence, the Fund’s completed fee table and expense examples.

Response: The Fund’s fee table and expense examples are set forth in Appendix A.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Mr. Be, Esq.

July 1, 2024

2.	Comment: Please add a footnote to the Fund’s fee table, under the Management Fee, to clarify which Fund expenses will not be paid by the Fund’s investment adviser pursuant to the Fund’s management agreement.

Response: The Registrant has made the requested change. See Appendix A.

3.	Comment: Please supplementally describe how the Registrant estimated “Other Expenses” for the Fund and concluded that the estimated value is reasonable for the fiscal year.

Response: Cambria Investment Management, L.P., the Fund’s investment adviser (“Cambria”), receives a unitary management fee for its advisory services to the Fund. Accordingly, Cambria bears all of the Fund’s expenses, except for the management fee, payments under the Fund’s 12b-1 plan, brokerage expenses, acquired fund fees and expenses (“AFFE”), taxes, interest (including borrowing costs and dividend expenses on securities sold short), litigation expense and other extraordinary expenses (including litigation to which the Trust or the Fund may be a party and indemnification of the Trustees and officers with respect thereto). Further, the Registrant notes that the Fund invests primarily in large cap equity securities. The Registrant does not anticipate that the Fund will incur expenses related to Fund investments, otherwise excluded from the unitary management fee, that would exceed one basis point and require disclosure in the Fund’s fee table. Accordingly, the Registrant has concluded that 0.00% is a reasonable estimate of the Fund’s Other Expenses for the current fiscal year.

4.	Comment: The Staff notes that the fifth paragraph of the Fund’s “Principal Investment Strategies” states that “[a]s of the date of this Prospectus, the Fund had significant investment exposure to companies in the [-] sectors….” Please complete this disclosure, including sectors, and provide the corresponding risk exposure.

Response: The Registrant has deleted the fifth paragraph of the Fund’s principal investment strategy in its entirety and replaced it with the following sentence:

As of the date of this Prospectus, the Fund had significant investment exposure to companies in the Energy and Financials sectors; however, the Fund’s sector exposure may change from time to time.

The relevant risk disclosure for each sector is set forth in Appendix B.

Mr. Be, Esq.

July 1, 2024

5.	Comment: The Staff notes the inclusion of “Clearing Broker Risk” under the “Additional Non-Principal Risk Information” section in Item 9 of the Prospectus. Please add context for the inclusion of this risk factor, which refers to CFTC regulations, or delete it from the Prospectus if it does not apply to the Fund.

Response: The Registrant has deleted “Clearing Broker Risk” from the “Additional Non-Principal Risk Information” section in the Fund’s Prospectus.

*   *   *   *   *

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070 or John McGuire at (202) 373-6799.

Sincerely,

/s/ K. Michael Carlton
K. Michael Carlton

cc:	W. John McGuire, Esq.

Mr. Be, Esq.

July 1, 2024

Appendix A

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee*:	0.59%
Distribution and/or Service (12b-1) Fees:	0.00%
Other Expenses**:	0.00%
Total Annual Fund Operating Expenses:	0.59%

*	Pursuant to the Fund’s investment advisory agreement, the Fund pays the Adviser (defined below) a unitary management fee. The Adviser, in turn, bears all of the Fund’s expenses, except for the management fee, payments under the Fund’s 12b-1 plan, brokerage expenses, acquired fund fees and expenses, taxes, interest (including borrowing costs and dividend expenses on securities sold short), litigation expense and other extraordinary expenses (including litigation to which Cambria ETF Trust or the Fund may be a party and indemnification of the Trustees and officers with respect thereto).

** Based on estimated amounts for the current fiscal year.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that the operating expenses remain the same. The example does not reflect any brokerage commissions that you may pay on purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year:	Three Years:
$60	$189

Mr. Be, Esq.

July 1, 2024

Appendix B

Item 4

Energy Sector Risk. The Energy sector includes, for example, oil, gas, and consumable fuel companies. Energy companies can be substantially impacted by, among other things, the volatility of oil prices, worldwide supply and demand, worldwide economic growth, and political instability in oil or gas producing regions such as the Middle East and Eastern Europe.

Financials Sector Risk. Performance of companies in the Financials sector may be adversely impacted by many factors, including, among others, government regulations, economic conditions, credit rating downgrades, changes in interest rates, and decreased liquidity in credit markets. This sector has experienced significant losses in the recent past, and the impact of more stringent capital requirements and of recent or future regulation on any individual financial company or on the sector as a whole cannot be predicted.

Item 9

Energy Sector Risk. The Energy sector includes, for example, oil, gas, and consumable fuel companies. Energy companies can be substantially impacted by, among other things, the volatility of oil prices, worldwide supply and demand, worldwide economic growth, and political instability in oil or gas producing regions such as the Middle East and Eastern Europe. Energy companies and the price of their securities are also affected by the success of exploration projects, exploration and production spending, swift price and supply fluctuations, energy conservation, currency exchange rates, and increased competition and technological advances. Energy companies may also be adversely impacted by substantial government regulation, tax policies, general civil liabilities, and liabilities for environmental damage. Companies in this sector may also be subject to contractual fixed pricing, which may increase the cost of doing business and limit these companies’ earnings. A significant portion of revenues of these companies depends on a relatively small number of customers, including governmental entities and utilities. As a result, governmental budget constraints may have a material adverse effect on the stock prices of energy companies. Energy companies may also operate in or engage in transactions involving countries with less developed regulatory regimes or a history of expropriation, nationalization or other adverse policies. Declines in the demand for, or prices of, energy generally would be expected to negatively impact the value of the Fund’s investments in energy securities. Such declines may occur quickly and without warning.

Financials Sector Risk. The Financials sector includes companies involved in such activities as banking, commercial and consumer finance, investment banking, brokerage, asset management, custody and insurance. Companies in the Financials sector may be subject to extensive government regulation that affects the scope of their activities, the prices they can charge and the amount of capital they must maintain. The profitability of companies in the Financials sector may be adversely affected by increases in interest rates. The profitability of companies in the Financials sector may be adversely affected by loan losses, which usually increase in economic downturns. In addition, the Financials sector in certain countries is undergoing numerous changes, including continuing consolidations, development of new products and structures and changes to its regulatory framework, which may have an impact on the issuers included in a Fund’s portfolio. Furthermore, increased government involvement in the Financials sector, including measures such as taking ownership positions in financial institutions, could result in a dilution of the Fund’s investments in financial institutions.